Exhibit (a)(5)(xi)

EFiled: Jan 23 2015 03:22PM EST Transaction ID 56655578 Case No. 10577-VCN

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DAVID GOLDSTEIN, On Behalf of	)
Himself and All Others Similarly	)
Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
NPS PHARMACEUTICALS, INC.,	)
PETER G. TOMBROS, MICHAEL W.	)
BONNEY, COLIN BROOM, GEORGES	)
GEMAYEL, PEDRO GRANADILLO,	)
JAMES G. GRONINGER, FRANCOIS	)
NADER, PIERRE LEGAULT, RACHEL	)
R. SELISKER, SHIRE PLC, SHIRE	)
PHARMACEUTICAL HOLDINGS	)
IRELAND LIMITED, and KNIGHT	)
NEWCO 2, INC.,	)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff David Goldstein (“Plaintiff”), on behalf of himself and all others similarly situated, after an examination and inquiry conducted by and through his counsel, alleges the following for his Complaint:

NATURE AND SUMMARY OF THE ACTION

1.      This is a stockholder class action brought by Plaintiff on behalf of himself and all other public stockholders of NPS Pharmaceuticals, Inc. (“NPS” or the “Company”) against NPS and its Board of Directors (the “Board” or the “Individual Defendants”), arising out of their breaches of fiduciary duties and/or the aiding and abetting of such breaches in connection with the Board’s agreement to sell the Company to Shire plc (“Shire”) through its wholly-owned subsidiary, Shire Pharmaceutical Holdings Ireland Limited (“Parent”), and Parent’s wholly-owned subsidiary, Knight Newco 2, Inc. (“Merger Sub”), pursuant to a tender offer (the “Tender Offer”) (the “Proposed Transaction”).

2.      On January 11, 2015, NPS and Shire issued a joint press release announcing entry into an Agreement and Plan of Merger dated January 11, 2015 (the “Merger Agreement”), to sell NPS to Shire, whereby Shire will launch the Tender Offer as promptly as practicable, but in no event later than January 26, 2015, to purchase all of NPS’s outstanding common shares at a purchase price of $46.00 per share without interest, net to the seller in cash (the “Offer Price”).  The Proposed Transaction is valued at approximately $5.2 billion.

3.      NPS is a biopharmaceutical company engaged in the development of therapeutic products for rare diseases.  The Company’s strategy focuses on the development of orphan drugs, defined by the United States Food and Drug Administration (the “FDA”) as those intended for the treatment of rare diseases that affect fewer than 200,000 people.  Orphan drug status allows the developer of a drug to sell it without competition for seven years, where conventional drugs typically get five years without competition, and offers quicker approval timelines and clinical trial tax incentives for the developer.  Without competition, developers of orphan drugs can charge prices far higher than prices for conventional drugs, allowing the developer to recoup its research and development costs and also generate high revenues.   According  to an article published in the  Wall Street Journal on January 30, 2013, almost a third of orphan drugs reported more than $1 billion in annual sales.    NPS has a portfolio of products already approved by the FDA, nearing the end of the FDA approval process, and in the development pipeline.

4.      The Company’s leading product, Gattex, was approved by the FDA in December 2012 for the treatment of adult patients with short bowel syndrome (“SBS”) who are dependent on parenteral support, i.e., feeding tubes.  The FDA has designated Gattex as an orphan drug, and it is priced accordingly.  The Wall Street Journal reported on January 30, 2013, that due to streamlined clinical trials available to orphan drugs, Gattex cost NPS $250 million to develop, compared to the $1 billion or more that it might cost to bring a conventional drug to market.  As reported by Forbes on January 3, 2013, NPS priced Gattex at $295,000 per year per patient, or triple analysts’ expectations.  Gattex is also approved for use in Europe, where it is marketed as Revestive.   The January 11, 2015 joint press release issued by NPS and Shire announcing the Proposed Transaction states that Gattex/Revestive generated revenue of approximately $68 million in the nine months ended September 30, 2014.  According to analysts’ estimates compiled by

Bloomberg, Gattex/Revestive will generate more than $300 million in revenue in 2016.  NPS is also developing teduglutide as a treatment for pediatric patients with SBS who are dependent upon feeding tubes, and is currently conducting a global study in support of that treatment.

5.      The Company also developed Natpara, a treatment for hypoparathyroidism, a rare and potentially fatal hormone abnormality.  The drug is awaiting approval by the FDA, which is scheduled to make a decision by January 24, 2015.   On September 12, 2014, the FDA’s Endocrinologic and Metabolic Drugs Advisory Committee voted 8-5 that the available data support the approval of Natpara, and the Company’s Chief Executive Officer (“CEO”), Individual Defendant Francois Nader (“Nader”), has stated that he is “confident” that the FDA will approve Natpara.  As reported in the Wall Street Journal on January 12, 2015, analysts forecast that Natpara could generate up to $575 million in annual revenue.

6.      NPS   also   earns   royalty   revenue   from   licensed   products   sold worldwide, including cinacalcet HCI, which is marketed by Amgen as Sensipar in the U.S.  The Company earned royalty revenues of approximately $123.8 million in 2013 and $89.5 million for the nine months ended September 30, 2014.

7.      Fueled  by  the  Company’s  promising  portfolio  of  pharmaceutical products, NPS has reported robust and steady growth since 2008.   In 2008, the

price of the Company’s stock was less than $4.00 per share.  On January 9, 2015, the last trading day before the Proposed Transaction was announced, the price of NPS stock closed at $41.91 per share, or over ten times greater than its 2008 prices.  Indeed, before the Proposed Transaction was announced, two analysts set price targets above the Offer Price of $46.00 per share, with a high price target of $50.00 per share.  Moreover, the Offer Price is a premium of less than 9% over the January 6, 2015 price, and well below the $50.00 per share price target.

8.      Unfortunately, the Individual Defendants are attempting to prevent Plaintiff and the Class (defined herein) from realizing the benefits of the Company’s strong financial results and bright future. The Offer Price drastically undervalues the Company in light of its strong recent financial performance and prospects for future growth.

9.      Furthermore, the Offer Price fails to recognize the substantial value of NPS to Shire. During the January 11, 2015 conference call following the announcement of the Proposed Transaction, Shire’s CEO, Flemming Ornskov (“Ornskov”), stated, among other things, that “we expect the acquisition to enhance revenue growth from 2015 onward and [be] accretive to earnings from 2016 onward.”

10.    The Merger Agreement also features several onerous deal protection measures that work to preclude other bidders from stepping forward with a superior alternative offer, including a termination fee, which may require NPS to pay a termination fee of $155,939,696 to Shire in the event that the Company decides to pursue another offer, thereby requiring that the alternate bidder agree to pay a naked premium for the right to provide NPS stockholders with a superior offer.

11.    The Proposed Transaction also provides lucrative change in control payments and stock proceeds to the Individual Defendants that are not available to the Company’s public stockholders.  The Individual Defendants have hedged their bets at the expense of the public stockholders of the Company by approving the Merger Agreement before the FDA issues its decision on Natpara.  The Individual Defendants  will  receive  millions  of  dollars  in  change  in  control  payments regardless of the FDA’s decision.   If the FDA does approve Natpara, a decision that Nader has stated he is “confident” the FDA will reach, the Company’s public stockholders will be cashed out in the Tender Offer and will not share in the upside resulting from future revenues from Natpara and the Company’s other products.

12.    Defendants (defined herein) are working quickly to close the deal; absent judicial intervention, the Tender Offer will close in as little as a month from now.  The Proposed Transaction will be effectuated pursuant to Delaware General Corporation Law § 251(h), which eliminates a required stockholder vote in the second step of a two-step transaction as soon as the buyer has a simple majority of shares, i.e., 50.1%.  The timing of the Proposed Transaction is telling: the Tender Offer is expected to commence on or before January 26, 2015, and expire as soon as twenty business days after commencement.   As a result, non-tendering stockholders may be cashed out without an opportunity to vote on the Proposed Transaction.

13.    As described below, both the value to NPS stockholders contemplated in the Proposed Transaction, and the process by which Defendants propose to consummate the Proposed Transaction, are fundamentally unfair to Plaintiff and the other public stockholders of the Company. The Individual Defendants’ conduct constitutes a breach of the fiduciary duties owed to NPS stockholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct.

14.    For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Individual Defendants’ violations of their fiduciary duties.

THE PARTIES

15.    Plaintiff is, and was all times relevant hereto, a stockholder of NPS.

16.    Defendant NPS, a Delaware corporation, is a commercial-stage rare disease-focused biopharmaceutical company.NPS’s corporate headquarters are located at 550 Hills Drive, Bedminster, New Jersey 07921.  Its common stock is traded on the NASDAQ under the symbol “NPSP.”

17.    Defendant  Peter  G.  Tombros  (“Tombros”)  has  served  as  an  NPS director since 1998 and as Chairman of the Board since January 2008.

18.    Defendant Michael W. Bonney (“Bonney”) has served as an NPS director since January 2005.

19.    Defendant Colin Broom (“Broom”) has served as an NPS director since July 2009.

20.    Defendant  Georges  Gemayel  (“Gemayel”)  has  served  as  an  NPS director since February 2012.

21.    Defendant  Pedro  Granadillo  (“Granadillo”)  has  served  as  an  NPS director since November 2010.

22.    Defendant James G. Groninger (“Groninger”) has served as an NPS director since 1988.

23.    Defendant Nader has served as an NPS director and the Company’s President and CEO since March 2008.  Nader previously served as Executive Vice President and Chief Operating Officer of NPS from June 2006 until March 2008.

24.    Defendant Pierre Legault (“Legault”) has served as an NPS director since November 2014.

25.    Defendant  Rachel  R.  Selisker  (“Selisker”)  has  served  as  an  NPS director since January 2005.

26.    Defendants  set  forth  in  paragraphs  seventeen  to  twenty-five  are referred to herein as the “Board” or the “Individual Defendants.”  By virtue of their positions as directors and/or officers of NPS, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of NPS.

27.    Each of the Individual Defendants at all relevant times had the power to control and direct NPS to engage in the misconduct alleged herein.   The Individual  Defendants’  fiduciary  obligations  required  them  to  act  in  the  best interest of plaintiff and all NPS stockholders.

28.    Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to plaintiff and the other members of the Class.  The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

29.    The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction.  Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

30.    Defendant Shire is a leading global specialty pharmaceutical company. Shire is incorporated in Jersey and maintains its headquarters at 5 Riverwalk, Citywest Business Campus, Dublin 24, Ireland. Shire’s common stock is traded on the NASDAQ under the ticker symbol “SHPG.”

31.    Defendant Parent is a company incorporated in Ireland and a wholly-owned subsidiary of Shire.

32.    Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Parent.

33.    Defendant NPS, the Individual Defendants, Shire, Parent, and Merger Sub are referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

34.     Plaintiff brings this action individually and on behalf of all holders of the common stock of NPS, and their successors in interest, who have been and will be harmed by the wrongful conduct of the Defendants as alleged herein (the “Class”).  The Class excludes Defendants, and any person, firm, trust, corporation, or other entity related to, affiliated with, or controlled by any of the Defendants, as well as the immediate families of the Defendants.

35.    This  action  is properly maintainable as a class  action  pursuant to Delaware Court of Chancery Rule 23.

36.    The Class is so numerous that joinder of all members is impracticable. As of January 8, 2015, the total number of issued and outstanding NPS shares was 107,098,107.  Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

37.    Questions of law and fact exist that are common to the Class and predominate over questions affecting any individual Class member, including, among others:

(a)    whether  the  Individual  Defendants  have  fulfilled  and  are capable of fulfilling their fiduciary duties owed to Plaintiff and the Class;

(b)    whether  the  Individual  Defendants  have  breached  their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and other Class members;

(c)    whether the consideration payable to Plaintiff and the Class under the Proposed Transaction is unfair and inadequate;

(d)    whether Shire, Parent, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties; and

(e)    whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described  herein,  or  alternatively,  whether  they  have  suffered  compensable damages.

38.    Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.   Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class.  Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

39.    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

40.    Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

The Proposed Transaction

41.    On January 11, 2015, NPS and Shire issued a joint press release announcing the Proposed Transaction. The press release stated, in pertinent part:

Dublin, Ireland and Bedminster, NJ — January 11, 2015 — Shire plc (LSE: SHP, NASDAQ: SHPG) and NPS Pharmaceuticals, Inc. (NASDAQ: NPSP) today announced that the companies have entered into a merger agreement pursuant to which Shire will acquire all the outstanding shares of NPS Pharma for $46.00 per share in cash, for a total   consideration   of   approximately   $5.2   billion.      Shire   will accelerate the growth of NPS Pharma’s innovative portfolio through its market expertise in gastrointestinal (GI) disorders, core capabilities in rare disease patient management, and global footprint. The transaction  has  been  approved  unanimously  by  the  Boards  of Directors of both Shire and NPS Pharma.

The Company Background and its Poise for Growth

42.    NPS develops and markets pharmaceuticals targeted at rare diseases that affect a limited number of people.  These orphan drugs are protected from competition for seven years, compared to five years for conventional drugs, and are eligible for a quicker approval process and clinical trial tax incentives.   The lack of a competitive market has resulted in high prices and increasing revenues for pharmaceutical companies that develop and market orphan drugs.  An article titled “Tiger in the Fiscal Room: Beware the Increasing Cost and Number of Orphan Drugs,” published in the March 2013 issue of Managed Care reported that five of the drugs granted orphan status at that time cost at least $150,000 per patient per year, and three cost $300,000 or more annually per patient.  The article further reported that the compound annual growth rate of the lucrative orphan drug market between 2001 and 2010 was 25.8%, compared with 20.1% for conventional drugs. The  Wall  Street  Journal  reported  on  January  30,  2013  that  the  orphan  drug category reported more than $50 billion in worldwide annual sales, and that almost a third of orphan drugs generate over $1 billion in annual sales.

43.     The Company generates revenue through the sale and licensing of its portfolio of orphan drugs.  The Company’s leading product, Gattex/Revestive, is approved in the U.S. and Europe for the treatment of adult patients with SBS who are dependent on feeding tubes.  The Company began selling Gattex in the U.S. in February 2013.  As reported by Forbes on January 3, 2013, NPS priced Gattex at $295,000 per year per patient, or triple analysts’ expectations.   The January 11, 2015, joint press release issued by NPS and Shire announcing the Proposed Transaction states that Gattex/Revestive generated revenue of approximately $68 million in the nine months ended September 30, 2014.  According to analysts’ estimates compiled by Bloomberg, Gattex/Revestive will generate more than $300 million in revenue in 2016.  NPS is also developing teduglutide as a treatment for pediatric patients with SBS who are dependent upon feeding tubes, and is currently conducting a global study in support of that treatment.

44.    The Company also developed, Natpara, a treatment for hypoparathyroidism, a rare and potentially fatal hormone abnormality.  Natpara is currently under review by the FDA and the European Medicines Agency (“EMA”). The FDA is scheduled to issue its decision on Natpara by January 24, 2015.  As reported in the Wall Street Journal on January 12, 2015, analysts forecast that Natpara could generate up to $575 million in annual revenue.

45.    NPS also licenses products sold worldwide by Amgen and other pharmaceutical companies. The Company earned royalty revenues of approximately $123.8 million in 2013 and $89.5 million for the nine months ended September 30, 2014.

46.    NPS is also developing NPSP795, a drug to treat autosomal dominant hypocalcemia (“ADH”) a rare genetic disorder that affects both adults and children. There is currently no approved therapy for this disorder.

47.    As  further  described  below,  the  Company’s  expanding  product portfolio, strong recent financial performance and prospects for rapid future growth all demonstrate that the Offer Price is inadequately compensates NPS stockholders for their shares.

48.    NPS  has  reported  robust  and  steady  growth  since  2008.  The Company’s recent financial performance reports sequential increases in revenue and strong prospects for continued growth.

49.    On May 8, 2014, NPS announced its financial results for the first quarter of fiscal year 2014.   The Company reported total  revenues of $44.04 million, compared to $25.4 million for the same period of 2013, and net global product sales of $17.9 million, compared to $0.7 million for the same period of 2013, representing 17% sequential growth over net sales in the fourth quarter of 2013.  NPS further reported that net global sales of Gattex/Revestive were $18 million.  The Company also reported a narrowing net loss of $6.6 million, or $0.06 per diluted share, compared to a net loss of $7.8 million, or $0.09 per share, for the same period of 2013.

50.    On August 6, 2014, NPS announced its financial results for the second quarter of fiscal year 2014. NPS reported total revenues of $56.1 million, compared to $36.5 million for the same period of 2013. Net global sales of Gattex/Revestive were $22.0 million, compared to $4.8 million for the same period of 2013, a sequential growth rate of 22%. The Company also moved into profitability, posting net income of $2.0 million, or $0.02 per diluted share, compared to a net loss of $12.4 million, or $0.13 per diluted share, for the same period of 2013.

51.    On September 12, 2014, NPS announced that the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA voted 8 to 5 that the available data   support   the   approval   of   Natpara   for   the   long-term   treatment   of

hypoparathyroidism, and that the committee’s recommendation will be considered by the FDA in determining whether to approve Natpara.

52.    On November 10, 2014, NPS announced its financial results for the third quarter of fiscal year 2014. The Company reported total revenues of $57.2 million, compared to $39.2 million for the same quarter of 2013. Net global sales of Gattex/Revestive were $28 million, compared to $11 million for the same quarter of 2013, or a sequential growth rate of 28%. NPS reported a net loss of $2.1 million, or $0.02 per diluted share, compared to a net loss of $1.1 million, or $0.01 per diluted share, for the same quarter of 2013. Defendant Nader touted the Company’s financial performance to date and prospects for continued growth anticipating FDA approval of Natpara, stating: “We are pleased with the continued success of Gattex/Revestive, which has achieved $68 million of net sales so far this year leaving us on track to deliver more than 200% year-over-year growth.” Defendant Nader further stated:

We were very gratified to receive a positive Advisory Committee vote recommending the approval of Natpara for the long-term treatment of hypoparathyroidism.  We are working with the FDA to finalize our label and Risk Evaluation and Mitigation Strategy.  In parallel, we are advancing a number of pre-commercial activities to prepare for the successful launch of Natpara in the second quarter of 2015.

53.    On December 2, 2014, NPS announced that the EMA validated and initiated its review of the Company’s marketing authorization application for Natpara for the treatment of hypoparathyroidism.  The press release quoted Nader as stating that the agency’s action “is an important achievement for our emerging global endocrine franchise.”

54.    Fueled by the Company’s strong recent financial performance and news about the potential approval of Natpara by the FDA and EMA, the price of NPS  stock  climbed  to  close  at  $38.13  per  share  on  January  5,  2015,  on extraordinary trading volume of 3.8 million shares.   By way of comparison, the price of the Company’s stock was below $4.00 per share in 2008, before the Company’s resurgence.

55.    On  January  6,  2015,  Barclays  Capital  analyst  Geoffrey  Meacham issued a research report noting the Company’s strong prospects for growth and setting a price target of $50 per share:

[T]he FDA approval and launch of Natpara (PDUFA date: January 25, 2015) are major milestones as it will be NPS’ second orphan drug launch, which further diversifies the revenue base.  Notably, Natpara expectations look low with a consensus of ~$35M (Barclays: $32M) with upside potential from pricing and early demand.   For Gattex, sales grew >20% q/q on average in 2014; our forecasts assume 68% y/y growth in 2015, which could be conservative. . . .   Overall, we think that the combination of potentially two commercial rollouts (Gattex/Revestive and Natpara) and pipeline catalysts (NPSP795) should  be  upside  drivers  of  NPSP  shares;  accordingly,  we  are initiating coverage with an Overweight rating and a $50 price target.

The Board’s Failure to Maximize Stockholder Value

56.    In light of the Company’s robust recent financial performance, strong prospects for future growth, and the imminent decisions by the FDA and EMA whether to approve Natpara detailed above, the $46.00 per share Offer Price undervalues the Company’s shares and fails to adequately compensate NPS stockholders for the benefits that Shire will receive from the Proposed Transaction. Indeed, the Offer Price is a premium of less than 9% to NPS stock’s $41.91 per share closing price on January 9, 2015, the last trading day before the Proposed Transaction was announced.

57.    The January 11, 2015 joint press release highlighted the benefits Shire will receive from the Proposed Transaction, including:

●	Excellent strategic fit; strengthens Shire’s focus on rare diseases while leveraging industry-leading GI commercial capabilities and global footprint

●	Shire anticipates enhanced revenue and earnings growth profile

●	Adds innovative product portfolio with multiple growth catalysts:

●	GATTEX/REVESTIVE (teduglutide [rDNA origin]) with growing sales for the treatment of adults with SBS, a rare GI condition

●	NATPARA/NATPAR (rhPTH [1-84]), if approved, would be the only bioengineered hormone replacement therapy for use in the treatment of HPT, a rare endocrine disease

●	Shire expects transaction to be accretive to Non GAAP EPS from 2016 onward.

58.    Shire’s CEO, Ornovsky, further stated in the January 11, 2015 press release:

The acquisition of NPS Pharma is a significant step in advancing Shire’s strategy to become a leading biotechnology company. With our global strength and expertise in both rare diseases and GI, Shire is uniquely positioned to drive the continued success of GATTEX/REVESTIVE, and, if approved, commercialize NPS Pharma’s pipeline compound NATPARA/NATPAR.

We look forward to accelerating the growth of the NPS Pharma portfolio based on our proven track record of maximizing value from acquired assets and commercial execution. The NPS Pharma organization will be a welcome addition to Shire as we continue to help transform the lives of patients with rare diseases.

59.    NPS and Shire also conducted a conference call with analysts on January 11, 2015.  When asked about the upcoming FDA decision whether to approve Natpara, Individual Defendant Nader responded, “as everyone knows, we have a PDUFA date of 24th January and I’m confident that Natpara will be approved.  No one can 100% guarantee what the FDA will do, but we have had numerous interactions with the FDA and I would say so far, so good.”  Ornovsky also emphasized that Shire conducted due diligence on the FDA approval of Natpara: “we have looked at all the relevant regulatory documentation.  There’s no guarantees  in  life,  but  we  feel  as  confident  as  we  can”  that  Natpara  will  be approved.   Shire’s head of Research and Development, Phil Vickers, was even more direct:  “We feel very confident based on the in-depth analysis of all the regulatory correspondence that there will be an approval. . . .  So yeah, we’re very confident.”

60.    During the January 11, 2015 conference call, Ornovsky elaborated on the substantial benefits of the Proposed Transaction to Shire, stating that:

We expect the acquisition to enhance revenue growth from 2015 onward and [be] accretive to earnings from 2016 onward. . . . We expect synergies of approximately 25-35% of the Street’s consensus forecast of NPS Pharma’s standalone future operating cost base from 2017 onward, which will be realized beginning in 2016 and growing substantially thereafter.

6.     Ornovsky further discussed the benefits of the Proposed Transaction to Shire, including that “NPS Pharma provides Shire two key products that will allow  us  to  further  expand  our  rare  disease  portfolio,”  that  the  Proposed Transaction “will enhance Shire’s short and long term growth profile,” and that “NPS Pharma’s contribution will provide Shire with additional upside potential beyond our 2020 goals.”  Ornovsky also stated that “the NPS Pharma acquisition is well aligned with our strategy, we will reinforce our core GI business, grow NPS Pharma’s portfolio through commercial excellence and our GI and rare disease expertise.”

62.    Although  the  Proposed  Transaction  is  valued  at  $5.2  billion  and would be Shire’s largest acquisition to date, it is not only directly in line with Shire’s strategy, but also affordable for Shire in light of the $1.635 billion breakup fee it received after Abbvie Inc. (“Abbvie”) terminated its attempt to acquire Shire in late 2014.

63.    Analysts agree that the Proposed Transaction is highly beneficial to Shire.  As reported on Bloomberg.com on January 12, 2015, Morningstar analyst Stefan Quenneville stated that the Proposed Transaction “fits right into what Shire wants to do and where they have infrastructure.”

64.    Despite these strong synergies, the Individual Defendants failed to secure a fair deal for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Shire in a combined entity.

The Unfair Deal Protection Devices

65.    In addition to concerns regarding the inadequate consideration offered to NPS stockholders in the Proposed Transaction, the Merger Agreement features several provisions that work to preclude other bidders from stepping forward with a superior alternative offer.  At best, these provisions place stockholders in an unfortunate position and, at worst, question the impartiality of the Board in the negotiation process.

66.    First, the Merger Agreement includes a “no solicitation” provision that impairs the ability of the NPS Board to secure an offer that adequately captures the inherent value of the Company and adequately compensates NPS’s stockholders for their ownership interest in the Company. Specifically, Section 7.03(a) of the Merger Agreement prohibits the Board and any Company personnel from soliciting, initiating, facilitating, or encouraging alternative proposals in an attempt to procure a price in excess of the amount offered by Shire.  In conjunction with the matching rights and termination fee discussed below, the no solicitation provision will deter any potential buyers from making a competing bid.

67.    Similarly, Section 7.03(c) of the Merger Agreement provides an “information rights” provision whereby the Company must notify Shire of any unsolicited competing bidder’s offer within 24 hours.   Then, if and only if the Board determines that the competing offer warrants an “Adverse Recommendation Change,” Section 7.03(d) grants Shire “matching rights,” providing Shire four business days to amend the terms of the Merger Agreement so that the competing offer ceases to be a Superior Proposal (as defined in the Merger Agreement).

68.    The foregoing provisions have the effect of ensuring that no other company will put forth a competing offer because their offer would be immediately communicated to Shire, giving Shire an informational advantage against any competing proposal as well as the ability to match any competing bid.

69.    The  Individual  Defendants  have  also  agreed  to  a  termination  fee, which may require NPS to pay a termination fee of $155,939,696 to Shire in the event that the Company decides to pursue another offer, thereby requiring that the alternate bidder agree to pay a naked premium for the right to provide NPS stockholders with a superior offer.

Conflicts of Interest

70.    Compounding the Individual Defendants’ breaches of fiduciary duties, the Board ignored or failed to protect against numerous conflicts of interest in connection with the Proposed Transaction.  NPS hired Goldman, Sachs & Co. (“Goldman”) to act as its financial advisor in recommending whether NPS should enter into a transaction with Shire and whether the Offer Price of $46.00 per share is fair.  However, Goldman is conflicted as it has a prior and existing relationship with Shire.

71.    On July 18, 2014, Abbvie and Shire entered into a merger agreement pursuant to which Abbvie would acquire Shire in a cash and stock transaction valued at approximately $54 million.  Goldman was one of the financial advisors that advised Shire on that transaction.  The deal was ultimately terminated by Abbvie after the U.S. government revised the rules governing tax inversion deals. Further highlighting the business relationship between Goldman and Shire, Goldman   previously  advised   Shire   in   connection   with   its   February  2007 acquisition of New River Pharmaceuticals Inc. for approximately $2.6 billion.

72.    However, the conflicts of interest of the Proposed Transaction did not end with Goldman.  Defendant Broom, a Board member, also worked as the Vice President and Chief Scientific Officer of ViroPharma, Inc., a biopharmaceutical company, which was later acquired by Shire in January 2014.  Despite this conflict of interest, Defendant Broom did not recuse himself as a member of the Board in evaluating and recommending the transaction, which was unanimously recommended and approved by the Board.

73.    Moreover,  the  Individual  Defendants  have  a  substantial  financial interest in the Proposed Transaction in that they own significant amounts of vested or unvested stock options and/or restricted stock units that will vest and become payable immediately upon the consummation of the Proposed Transaction.  If the Proposed Transaction closes, Board members and certain of the Company’s executives will receive millions from the sale of their illiquid NPS stock.

74.    As such, the executives of NPS, particularly Defendant Nader, would be well taken care of in the sale of the Company and faced little downside in selling the Company prior to the FDA’s potential approval of Natpara on January 24, 2015, as they will very likely secure employment with the combined company. In addition, any securities they receive in the combined company will allow the insiders to reap the benefits of an FDA-approved Natpara, whereas NPS stockholders will be cashed out and foreclosed from participating in the future growth of NPS.

75.    As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of NPS’s assets and business and will be prevented from obtaining the intrinsic value of their equity ownership of the Company.

76.    Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

77.    Plaintiff and the members of the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury, which the Individual Defendants’ actions threaten to inflict.

COUNT I

Claim for Breach of Fiduciary Duties
(Against the Individual Defendants)

78.    Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

79.    By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in NPS.

80.    By the acts, transaction, and courses of conduct alleged herein, the Individual Defendants have violated their fiduciary duties by contractually preventing themselves from obtaining higher offers from other interested buyers and attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in NPS.

81.    By the acts, transactions, and courses of conduct alleged herein, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the Class.

82.    As demonstrated by the allegations above, the Individual Defendants have breached their duties of loyalty, good faith, and due care owed to the public stockholders of NPS because, among other reasons, they have failed to take steps to maximize the value of NPS to its public stockholders and/or are attempting to improperly put their personal interests ahead of the interests of NPS stockholders.

83.    As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they will not receive their fair portion of the value of NPS’s assets and businesses and will be prevented from obtaining fair value for their investment.

84.    Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class to the irreparable harm of the members of the Class.

85.    Plaintiff and the members of the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

COUNT II

Claim for Aiding and Abetting the Board’s Breach of Fiduciary Duties
(Against Shire plc, Parent, and Merger Sub)

86.    Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

87.    Defendants Shire, Parent, and Merger Sub are well aware that the Individual Defendants have not sought, and are not seeking, to obtain the best possible transaction for the Company’s public stockholders.

88.    As alleged in more detail above, Shire, Parent, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties by causing the Board members to accept inadequate consideration for the Company’s public stockholders and negotiating unreasonably preclusive deal protection terms.

89.    As a result, Plaintiff and the Class members are being harmed, for which they have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.     Declaring  this  action  to  be  a  proper  class  action  and  certifying Plaintiff as Class representative and Plaintiff’s counsel as Class counsel;

B.      Preliminarily  and  permanently  enjoining  Defendants  and  all  those acting in concert with them from consummating the Proposed Transaction until such time, as any, that the Individual Defendants have adequately undertaken all appropriate and available methods to maximize stockholder value;

C.     In the event that the Proposed Transaction is consummated, rescinding it or awarding actual and punitive damages to Plaintiff and the Class;

D.     Awarding  Plaintiff  fees   and  expenses  in  connection   with   this litigation, including reasonable attorneys’ and experts’ fees and expenses; and

E.      Granting such other and further relief as the Court deems just and proper.

Dated: January 23, 2015	RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310
OF COUNSEL:
Attorneys for Plaintiff
WEISSLAW LLP
Richard A. Acocelli
Michael A. Rogovin
Kelly C. Keenan
1500 Broadway, Suite 1600
New York, NY 10036
(212) 682-3025